Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter and First Nine Months of Fiscal 2021

KAILUA KONA, Hawaii (February 11, 2021) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the third quarter and first nine months of fiscal year 2021, ended December 31, 2020.

Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said: "Our current quarter results were affected by the timing of the product received by customers from our carriers, as well as lower gross profit due to the sale of higher cost inventory.  Our e-commerce sales continue to perform well as consumers shopping preferences have shifted."

Third Quarter Fiscal 2021

Cyanotech reported net sales of $6,985,000 for the third quarter of fiscal 2021 compared to $7,504,000 for the third quarter of fiscal 2020. Overall sales were lower by $519,000, or 6.9%, due to the timing of shipments received by customers.  Gross profit was $2,071,000, with gross profit margin of 29.6%, compared to gross profit of $2,877,000 and gross profit margin of 38.3%. Gross profit for the quarter decreased by 8.7 percentage points due to the sale of higher cost astaxanthin inventory from the prior year and current year higher spirulina costs per kilo driven by lower production.  Operating loss for the third quarter of fiscal 2021 was ($441,000) compared to operating income of $367,000 in the third quarter of the prior year.

Net income was $827,000, or $0.13 per diluted share, compared to a net income of $171,000, or $0.03 per diluted share, with the increase primarily due to the forgiveness of the loan under the Paycheck Protection Program in the amount of $1,389,000, including accrued interest of $8,000.

Nine Months Fiscal 2021

For the nine months ended December 31, 2020, Cyanotech reported net sales of $22,907,000 compared to $23,265,000 for the same period in fiscal 2020. Gross profit was $8,347,000, with gross profit margin of 36.4%, compared to gross profit of $9,615,000 and gross profit margin of 41.3%. Operating income was $109,000 compared to $825,000 in the prior year.  Net income was $1,121,000, or $0.18 per diluted share, compared to a net income of $266,000, or $0.04 per diluted share.

Trailing Twelve Months

For the trailing twelve months ended December 31, 2020, compared to the trailing twelve months ended December 31, 2019, net sales were $31,541,000 compared to $29,323,000.  Gross profit was $11,431,000, with gross profit margin of 36.2%, compared to $11,844,000 and 40.4%.  Net income was $1,242,000, or $0.20 per diluted share, compared to net loss of ($1,297,000), or ($0.22) per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended December 31, 2020 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM EDT on Friday, February 12, 2021 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EDT on Friday, February 12, 2021. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2021 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe ("GRAS") for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the third quarter fiscal 2021 ended December 31, 2020, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2020	March 31, 2020
ASSETS
Current assets:
Cash	$3,322	$2,417
Accounts receivable, net of allowance for doubtful accounts of $31 at December 31, 2020 and $13 at March 31, 2020	1,682	2,154
Inventories, net	9,589	9,653
Prepaid expenses and other current assets	430	504
Total current assets	15,023	14,728

Equipment and leasehold improvements, net	12,363	13,042
Operating lease right-of-use assets, net	3,598	3,834
Other assets	129	183
Total assets	$31,113	$31,787

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,550	$2,137
Accrued expenses	701	849
Customer deposits	116	327
Operating lease obligations, current portion	338	319
Short-term contract obligation	—	38
Line of credit	1,750	2,000
Current maturities of long-term debt	2,204	689
Total current liabilities	6,659	6,359

Long-term debt, less current maturities	3,998	6,009
Long-term operating lease obligations	3,265	3,519
Other long-term liabilities	34	54
Total liabilities	13,956	15,941

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,097,073 shares at December 31, 2020 and 6,011,885 shares at March 31, 2020	122	120
Additional paid-in capital	33,182	32,994
Accumulated deficit	(16,147)	(17,268)
Total stockholders’ equity	17,157	15,846
Total liabilities and stockholders’ equity	$31,113	$31,787

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2020	2019	2020	2019

Net sales	$6,985	$7,504	$22,907	$23,265
Cost of sales	4,914	4,627	14,560	13,650
Gross profit	2,071	2,877	8,347	9,615

Operating expenses:
General and administrative	1,001	958	3,801	4,146
Sales and marketing	1,300	1,406	3,918	4,157
Research and development	211	146	519	487
Total operating expenses	2,512	2,510	8,238	8,790

(Loss) income from operations	(441)	367	109	825

Interest expense, net	(123)	(164)	(374)	(530)
Gain on extinguishment of debt	1,389	—	1,389	—

Income before income taxes	825	203	1,124	295

Income tax (benefit) expense	(2)	32	3	29

Net income	$827	$171	$1,121	$266

Net income per share:
Basic	$0.14	$0.03	$0.18	$0.04
Diluted	$0.13	$0.03	$0.18	$0.04

Shares used in calculation of net income per share:
Basic	6,097	5,957	6,060	5,946
Diluted	6,222	5,962	6,169	5,949

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

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